BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
SASKATCHEWAN FINANCIAL SERVICES COMMISSION 800-1920 Broad Street Regina, Saskatchewan, S4P 3V7	MANITOBA SECURITIES COMMISSION 1130 - 405 Broadway Winnipeg MB R3C 3L6
ONTARIO SECURITIES COMMISSION 20 Queen Street West, Suite 1903 Toronto ON M5H 3S8	AUTHORITE DES MARCHES FINANCIERS Place de la Cité, tour Cominar 2640, boulevard Laurier, bureau 400 Sainte-Foy (Québec) G1V 5C1
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:

BIRCH MOUNTAIN RESOURCES LTD. (the “Company”)

Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the “Company” or “Birch Mountain”).  For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102.  Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation’s shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

Tel:  (403) 262-1838

Fax:  (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on May 3, 2006.

Item 3 - News Release

A News Release was issued on May 4, 2006 via Canada News Wire.

Item 4 - Summary of Material Change

The Company has appointed Douglas Annable as a director of the Corporation and has granted 125,000 stock options to Mr. Annable at an exercise price of $8.00 per share pursuant to the Corporation’s stock option plan.

Item 5 - Full Description of Material Change

The Company has appointed Douglas Annable as a director of the Corporation and has granted 125,000 stock options to Mr. Annable at an exercise price of $8.00 per share pursuant to the Corporation’s stock option plan.

A professional engineer with a masters degree in chemical engineering, Mr. Annable has almost 40 years of executive, management, business development and engineering experience in the oil, gas and petrochemical industries on all fronts—engineering, construction and plant operations.  He has been responsible for operating and leading major business units of large, national and international engineering companies and an independent, employee-owned engineer-procure-construct (“EPC”) company. Doug has been directly involved with the development, negotiation and implementation of many large EPC projects in the Canadian oil sands, as well as off-shore and conventional oil and gas.

From 2003 to 2006, Doug was President, Energy & Mining Division, AMEC Americas and from 1992 to 2003, held various executive positions including Executive Vice President, Energy, AMEC E&C Services (formerly AGRA Monenco). AMEC plc, is an international engineering services company with more than 45,000 employees in 40 countries.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer

Telephone: (403) 262-1838

Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 4nd day of May, 2006.